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                                                                    Exhibit 99.1

                                            Filed by Logitech International S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company:  Labtec Inc.
                                                   Commission File No. 000-29174


For Immediate Release
Editorial Contacts:
Erik Knettel, Thomson Investor Relations - (212) 701-1963
Kristen Onken, Sr. Vice President & Chief Financial Officer - Logitech (510) 713-4430
Garreth Hayes, Public Relations Manager, Europe - +41-(0)21-863-5111

                        Logitech to Acquire Labtec Inc.


            Audio Solutions Will Broaden and Complement Logitech's
                       Human Interface Device Portfolio



Fremont, CA - February 7, 2001 - Logitech International (Switzerland:LOGN, LOGZ) (NASDAQ:LOGIY) today announced it has agreed to purchase Labtec Inc.(OTC BB:
LABT), a Vancouver, Washington-based provider of high-technology and other peripherals and accessories for computing, communication and entertainment.

Under the terms of the agreement, Logitech will commence an offer to purchase all outstanding shares of Labtec for $18 per share at closing. This offer will consist of a combination of $11 in cash and $7 in Logitech shares. Including the assumption of debt and other liabilities, this values Labtec at approximately $125 million. Logitech expects to commence the exchange offer in approximately two weeks and to consummate the exchange offer during late March or April.

Labtec's operations will remain in Vancouver, functioning as a Logitech business unit. Bob Wick, president and chief executive officer of Labtec, has agreed to serve as senior vice president and general manager of Logitech's newly formed Audio Business Unit.

Labtec, with over $100 million in revenue in calendar 2000, brings to Logitech a comprehensive range of products and a significant market presence, in particular in the audio interface space. The company's leading PC headset and microphone lines, its market-leading line of PC speakers and its personal audio products for MP3 players and other portable audio devices, represent an ideal complement to Logitech's flagship cordless solutions, innovative mice and keyboards, Internet video and interactive entertainment lines.
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Logitech to Acquire Labtec Inc. - Page 2

In addition, Labtec brings a broad range of complementary products, such as 3D controllers and gaming devices, as well as significant market strengths, allowing Logitech to offer an even more comprehensive product portfolio to its combined retail and OEM channels worldwide.

"Labtec's combination of audio and other technologies, professional skills and market presence will accelerate Logitech's expansion into Internet-enabled media-rich communication solutions," said Guerrino De Luca, Logitech's president and chief executive officer. "In the PC arena, we are seeing an ever-increasing impact from technologies such as voice-over-IP, voice chat and digital music, and a resulting mainstream role for audio interface devices. In addition, audio technologies such as voice command and input are rapidly becoming a significant part of next-generation computing platforms. Therefore, we expect a pervasive presence of such devices among a broad base of consumers.

"This acquisition thus adds a further growth engine to our business and supports our strategy to bring Logitech beyond the PC and into markets such as mobile telephony and telecom, placing the company at the forefront of future human interface developments across a variety of digital platforms."

Concluding his remarks, Mr. De Luca stated: "In addition, we expect that, excluding non-cash acquisition-related and amortization charges, the acquisition will be accretive to Logitech's earnings from day one."


Logitech will discuss this transaction in a conference call with investors beginning at 7:00 A.M. Pacific Standard Time on Thursday, February 8, 2001. The call will be available live and for replay through February 15 via the Internet at http://www.logitech.com.
   -----------------------


About Logitech -- Founded in 1981, Logitech designs, manufactures and markets human interface devices and supporting software that link people to the Internet and enable them to work, play, learn and communicate more effectively in the digital world. Logitech's interface products include Internet video cameras; input and pointing devices such as corded and cordless mice, optical trackballs and keyboards; multimedia speakers; and interactive gaming products such as joysticks, gamepads and racing systems.
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Logitech to Acquire Labtec Inc. - Page 3

With operational headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Romanel, Switzerland, and Hsinchu, Taiwan, R.O.C., Logitech International is a Swiss public company traded in Switzerland under the symbols LOGN and LOGZ, and in the U.S. on the Nasdaq National Market System (LOGIY). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific. For more information on Logitech and its products, visit the Logitech web site at http://www.logitech.com.
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About Labtec Inc. - Founded in 1982, Labtec Inc. is a leading developer and marketer of high-technology peripherals and accessories for computing, communication and entertainment. Labtec offers a broad array of products, including multimedia speakers and subwoofers, PC Voice Access(TM) microphones, headsets and accessories, telephony products, personal audio products, 3D motion control devices, and mass-storage enclosures for secure computer systems and networks. Labtec's strategy is to offer a growing assortment of product based on proprietary technology through multiple channels of distribution. Labtec currently sells to most of the largest and fastest growing retailers, master distributors and original equipment manufacturers, with all channels served on a worldwide basis. For additional information, please visit the Labtec Web site at http://www.labtec.com, or call (360) 896-2000.
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Completion of the exchange offer is subject to the tender of at least two-thirds of Labtec's outstanding shares, the receipt of all regulatory approvals, and the satisfaction of other customary conditions. The exact fraction of a Logitech American Depository Share payable per Labtec share will be subject to adjustment based on Logitech's average trading price for the twenty trading days ending three trading days prior to the closing of the exchange offer, but will not be less than approximately 22% of an American Depository Share or more than approximately 28% of an American Depository Share. In addition, each of Logitech and Labtec have the right to terminate the acquisition if such average trading price falls below a predetermined threshold.

Holders of securities should read each of the Exchange Offer Statement on Schedule TO to be filed by Logitech, the Registration Statement on Form F-4 to be filed by Logitech and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Labtec when they become available, as each will contain important information about the exchange offer. Investors can obtain such Exchange Offer Statement on Schedule TO, Registration Statement on Form F-4 and Solicitation/Recommendation Statement on Schedule 14D-9, and other documents to be filed by Logitech and Labtec, for free from the U.S. Securities and Exchange Commission's Web site at http://www.sec.gov.
                         ------------------

This news release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the``Safe Harbor Provisions''), including, without limitation, statements relating to completion of the transaction and to the effect of the transaction on Logitech's financial condition and future business strategies, that involve risks and uncertainties that could cause results of Logitech and/or Labtec to differ materially from their respective management's current expectations. These include the timing and successful completion of product development, integration issues, the risks that the acquisition cannot be completed successfully or that anticipated benefits are not realized and the ability to retain Labtec's employees and customers as well as the risks and uncertainties that are detailed in Logitech's Annual Report on Form 20-F for the year ended March 31, 2000, and its Quarterly Report on Form 6-K for the quarter ended September 30, 2000, and in Labtec's Annual Report on Form 10-K for the year ended March 31, 2000 and its Quarterly Report on Form 10-
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Q for the quarter ended September 30, 2000 as filed with the Securities and
Exchange Commission. The Safe Harbor Provisions are not applicable to the foregoing communication to the extent that they constitute exchange offer materials and have not been judicially determined to be applicable to such communication to the extent that they constitute soliciting materials.